December 2017 Subordinated Notes Offering 18 70 40 200 152 0 127 127 127 249 238 213 255 297 55 217 217 217 180 143 255 0 61 42 Filed Pursuant to Rule 433 Registration No. 333-215176 December 5, 2017

The foregoing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about Management’s view of future interest income and net loans, Management’s confidence and strategies and Management’s expectations about new and existing programs and products, relationships, opportunities and market conditions. These statements may be identified by such forward-looking terminology as “expect”, “look”, “believe”, “anticipate”, “may”, “will”, or similar statements or variations of such terms. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risk factors identified in the prospectus supplement that we have filed with the Securities and Exchange Commission (the “SEC”) and in the Company’s Form 10-K for the year ended December 31, 2016, in addition to/which include  the following: a) inability to successfully grow our business and implement our strategic plan, including an inability to generate revenues to offset the increased personnel and other costs related to the strategic plan; b) the impact of anticipated higher operating expenses in 2017 and beyond; c) inability to manage our growth; d) inability to successfully integrate our expanded employee base; e) a continued or unexpected decline in the economy, in particular in our New Jersey and New York market areas; f) declines in our net interest margin caused by the low interest rate environment and highly competitive market; g) declines in value in our investment portfolio; h) higher than expected increases in our allowance for loan losses; i) higher than expected increases in loan losses or in the level of nonperforming loans; j) unexpected changes in interest rates; k) a continued or unexpected decline in real estate values within our market areas; l) legislative and regulatory actions (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act, Basel III and related regulations) subject us to additional regulatory oversight which may result in increased compliance costs; m) successful cyberattacks against our IT infrastructure and that of our IT providers; n) higher than expected FDIC insurance premiums; o) adverse weather conditions; p) inability to successfully generate new business in new geographic markets; q) inability to execute upon new business initiatives; r) lack of liquidity to fund our various cash obligations; s) reduction in our lower-cost funding sources; t) our inability to adapt to technological changes; u) claims and litigation pertaining to fiduciary responsibility, environmental laws and other matters; and other unexpected material adverse changes in our operations or earnings. The Company assumes no responsibility to update such forward-looking statements in the future even if experience shows that the indicated results or events will not be realized. Although we believe that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. The Company has filed a shelf registration statement (File No. 333-215176) (including base prospectus) and related preliminary prospectus supplement dated December 5, 2017 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Sandler O’Neill + Partners, L.P. toll-free at 866-805-4128. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this free writing prospectus, or any related prospectus supplement or prospectus, is truthful or complete. Any representation to the contrary is a criminal offense. Forward-Looking Statements / Safe Harbor

Terms of Proposed Offering Issuer: Peapack-Gladstone Financial Corporation (“PGC”, or the “Company”) Security: Subordinated Notes due December 2027 (the “Notes”) Denominations: $1,000 minimum denominations and $1,000 integral multiples thereof Term: 10 Year NC 5 Year Fixed/Floating Rate Credit Rating: BBB- (Kroll Bond Rating Agency) Redemption: The Notes will be redeemable by PGC beginning with the interest payment date of December [•], 2022 and on any interest payment date thereafter, at a redemption price equal to 100% of the principal amount to be redeemed plus accrued and unpaid interest. The Notes may also be redeemed at any time, in whole, not in part, if (i) a change or prospective change in law occurs which could prevent PGC from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs which precludes the notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) PGC is required to register as an investment company under the Investment Company Act of 1940, as amended Covenants: Consistent with regulatory requirements for Tier 2 capital treatment Use of Proceeds: Company will use the net proceeds from the sale of the Notes for general corporate purposes, investments in the Bank as regulatory capital to fund future growth, and/or potential strategic acquisitions Sole Book-Running Manager: Sandler O’Neill + Partners, L.P. Co-Manager: Keefe, Bruyette & Woods, Inc.

Investment Highlights People Market Risk Management Shared common vision Very talented team with ties to the market High levels of motivation and engagement Act as a single team Entrepreneurial culture We operate in three of the top ten most affluent counties in New Jersey New York MSA offers considerable growth opportunity Large and small banks underserving the wealth related needs in this market Sophisticated processes to support Enterprise Risk, CRE, and balance sheet management Excellent risk leadership team Solid governance including Firm and Board Risk Committees Unique Business Model Holistic, “wealth centric”, advice-led approach Private Banker acts as a lead point of contact “Brand of One” Fee income growth a key area of focus Improved operating leverage is delivering positive earnings momentum People, products, market-depth and superior delivery ensure future growth Eye toward capitalizing on emerging market opportunities Nimble and flexible Enviable revenue mix Efficiency, Growth, and Profitability

Franchise Overview Non-GAAP financial measure; refer to reconciliation on page 29. Wealth led, relationship-based commercial bank headquartered in the “wealth belt” of New Jersey delivering private bank level service, with over 95 years of operating history Strong leadership team Headquartered in Bedminster, NJ Four Private Banking locations: Bedminster, Morristown, Princeton, Teaneck 20 Branches in four affluent New Jersey counties: Somerset, Morris, Hunterdon, Union Trust subsidiary: PGB Trust & Investments of Delaware, located in Greenville, DE Overview Financial Highlights Branch Map

New Jersey Market Overview Rank reflects ranking amongst all New Jersey counties. Note: Weighted average is calculated as the sum of (percent of state/national franchise * demographic item) within each market; banks, thrifts, and savings banks included (retail branches only). Source: SNL Financial, FDIC, Nielsen (as of November 14, 2017)

The Peapack-Gladstone Private Banking Model Full service banking with every conversation aimed at helping clients create, grow, protect & eventually transition their wealth. Deep understanding of our clients’ needs, goals, and aspirations. It’s about the client; not about us. Risk management tolerance, time horizon, and other traditional variables are all considered. Our Strategy is attracting higher value clients. A Senior Private Banker leads a TEAM to develop and deliver customized solutions. As One Team, everyone in the Bank helps deliver an exceptional client experience. Employees are empowered to solve any client service issue. Our Strategy is an ongoing journey that continually focuses on: Ensuring our Core Principles are part of our employee culture. Listening to our clients and consistently delivering the PGB Experience. Listening to our staff and delivering a best-in-class employee experience. Continued innovation and differentiation through technology. Core Principles Value-Centered Vision Statement A high-performing boutique bank, leaders in wealth, lending and deposit solutions, known nationally for our unparalleled client service, integrity and trust. “Tried and True Since 1921” Professionalism Clients First Compete to Win Invested in Our Community One Team

Douglas L. Kennedy President & Chief Executive Officer 38 years experience; Before joining in 2012, he served as President of the NJ Market for Capital One Bank. He has held key executive level positions and had great success building formidable regional and national specialty banking business at Fleet Bank, Summit Bancorp and Bank of America. He is a current Member of the NJ Chamber of Commerce Board of Directors, Montclair State University Board of Trustees, and Sacred Heart University Board of Trustees. He has served as President of NJ After 3 and as a Board Member of the NJ Bankers Association. John P. Babcock Senior EVP & President of Wealth Management 37 years experience; Prior to joining in 2014, he was the managing director in charge of the Northeast Mid-Atlantic region for the HSBC Private Bank and, prior to that, he was the New York Metro Market Executive for U.S. Trust - the largest of U.S. Trust’s 53 markets in the U.S. In these and previous roles, he has led commercial and wealth management/private bank businesses in New York City and regional markets through mergers, expansions, rapid growth and periods of significant organizational change. Jeffrey J. Carfora, CPA Senior EVP & Chief Financial Officer 37 years experience; Joining as Executive Vice President and CFO in March 2009, he was promoted to Senior Executive Vice President in August 2013. Previously, he was affiliated with Penn Federal Savings Bank (where he joined as CFO and was later promoted to COO), Carteret Bank, and Marine Midland Bank. He began his career in 1980 with PriceWaterhouseCoopers. Robert A. Plante EVP, Chief Operating Officer 32 years experience; Before joining in 2017, served as executive vice president and chief operations officer/chief information officer at IDB New York, a $9.8 billion commercial bank, where he was a member of the credit risk, market risk and asset liability committees, responsible for all back-office support functions including payments, deposits, commercial and residential lending, treasury, custody, commercial cash management and information technology. Experienced Management Team

Balance sheet risk management includes stress testing: Capital Quarterly stress testing (top down/bottom up). Multiple scenarios. Liquidity (as of September 30, 2017) $93 million in cash and cash equivalents. $315 million of securities designated as available for sale; $177 million (fair value) pledged to secure public funds and for other purposes required or permitted by law. Additional borrowing capacity of $1.2 billion available at the FHLB and $732 million at the FRB. Quarterly stress testing. Interest Rate In an immediate and sustained 200 basis point increase in market rates at September 30, 2017, modeling results show that net interest income for year 1 would increase approximately 4.4%, when compared to a flat interest rate scenario. In year 2, this sensitivity improves to an expected increase in net interest income of approximately 7.5%. Quarterly stress testing. Capital, Liquidity, & Interest Rate Risk Management

Consistent Asset Growth CAGR (2012 – Q3 2017): 21% YTD +8% CAGR (2012 – 2016): 23% Year Over Year +15%

Steady Earnings Results (Net Income to Common Shareholders) Reflects reported net income as per 10-K; includes $2.50 million of pre-tax non-recurring charges related to the closure of two branch offices; excluding these charges, net income would have been $21.53 million; non-GAAP financial measure; refer to reconciliation on page 31. Note: YTD values represent results for the nine months ended September 30th of each respective year. CAGR (2012 – 2016): 30% Year Over Year +33% ¹ Year Over Year +36%

Wealth Management Provides an Enviable Revenue¹ Mix Revenue equals net interest income before provision for loan losses plus all other income, as detailed in non-GAAP financial measures reconciliation on page 30. Fees & Other Income includes SBA income, SWAP income, deposit and loan fees, mortgage banking income, and BOLI income. As of September 30, 2017: Total Noninterest Income = 23% of Total Revenue

Profitability Trends Includes $2.50 million of non-recurring charges related to the closure of two branch offices; excluding these charges, ROAA = 0.69%, ROAE = 8.31%, and Efficiency Ratio = 61.7%. Efficiency Ratio calculated by dividing total noninterest expenses, excluding ORE provision, as determined under GAAP, by net interest income and total noninterest income as determined under GAAP, but excluding net gains/(losses) on loans held for sale at lower of cost or fair value and excluding net gains on securities; non-GAAP financial measure; refer to reconciliation on page 30. Note: Profitability ratios for YTD 2017 reflect annualized calculations for the nine months ended September 30, 2017. ROACE ROAA Efficiency Ratio² Net Interest Margin (FTE) ¹ ¹ ¹ ¹

Delivering Positive Operating Leverage & Operating Efficiency Includes $2.50 million of non-recurring charges related to the closure of two branch offices; excluding these charges, net income would have been $21.53 million and net income/period end FTE would have been approximately $68 thousand. YTD 2017 reflects annualized calculations for the nine months ended September 30, 2017. CAGR (2013 – 2016): 41% Year Over Year +24% Deposits Per Branch and Loans Per Employee Net Income / Period End FTE (Dollars in thousands) (Dollars in millions)

Successfully completed two acquisitions in 2017. August 2017: Murphy Capital Management (“MCM”); over $900 million of AUM as of September 30, 2017. November 2017: Quadrant Capital Management; over $400 million of AUM. Well positioned for additional strategic wealth management acquisitions. As of September 30, 2017: $4.8 billion in AUA. YTD 2017 Managed AUM inflows of $377 million vs. $230 million for YTD 2016. YTD 2017 recurring fees increased 10% from YTD 2016 (18% including recent MCM acquisition). Targeting noninterest income to be 30% – 40% of total revenue. Growing internal referrals from Commercial and Retail segments. Continued strong referrals from legal/CPA professionals. Robust pipeline for Q4 2017 and Q1 2018. Current internal project to assess front-middle-back office of all wealth management units to drive future efficiencies and consistency. Note: YTD indicates the nine months ended September 30th of the indicated year. Central to Our Strategy: Wealth Management Wealth Management Fee Income CAGR (2012 – 2016): 10% Year Over Year +7% Wealth Management Assets Under Admin CAGR (2012 – Q3 2017): 17% Year Over Year +15% Year Over Year +11% Year Over Year +37% YTD +30%

Organic Gross Loan Growth Note: Gross loans include loans held for sale. CAGR (2012 – Q3 2017): 28% Year Over Year +11% CAGR (2012 – 2016): 30% YTD +11% Strictly organic loan growth – no purchased loan packages or loans acquired through M&A.

Loan Composition – A Transformational Change Note: Gross loans include loans held for sale. Gross Loans: $3,669 million Q3 2017 Yield on Loans: 3.89% Gross Loans: $1,153 million Long-Term Target: 30% - 35% Long-Term Target: 15% - 20% Long-Term Target: 25% - 35% Long-Term Target: 15% - 25%

Proven track record of providing solid risk-adjusted returns and liquidity on an as needed basis. Geographically diversified portfolio – as of September 30, 2017: New York – 52%; Top Markets – Bronx and Manhattan New Jersey – 36%; Top Markets – Essex, Hudson, Passaic Pennsylvania – 12%; Top Markets – Suburban Philadelphia and Bucks County As of September 30, 2017: Current balance: $1.44 billion Active loan participations and loan sales to generate liquidity, margin, and fee income; to date, $567 million sold or participated to approximately 9 institutions Number of multifamily loans in portfolio: 513 Average loan size: $2.8 million Weighted average LTV: approximately 62% Average debt yield of 10.90% Weighted average DSCR (after underwriting stress): approximately 1.45x No nonaccruals; no 30 day delinquencies Generally all “workforce housing” – average rent just over $1,000¹ New data warehouse captures 63 data points per loan 69% of the $1.44 billion portfolio is rent regulated This average rent of $1,000 is significantly below the average for Manhattan. Multifamily Portfolio Overview

Portfolio Diversification and Decreasing CRE Concentration Multifamily loans include loans held for sale. Reflects holding company level risk-based capital levels. For purposes of the concentration ratio, CRE is defined as other real estate property loans, multifamily loans, real estate construction loans (excluding 1-4 family construction) and commercial real estate loans not secured by real estate. 500% of RBC Multifamily Loans¹ / Risk-Based Capital² 361% of RBC 320% of RBC C&I Loans CAGR: 33% CRE³ Concentration Ratio Steadily increasing C&I portfolio Peapack Capital Corporation, a subsidiary of the Bank: Began operations in May 2017. Offers a range of leasing and equipment finance term loans in transportation, manufacturing, heavy construction and utilities industries. Decreasing Multifamily Portfolioà Lower CRE Concentration

Historical Credit Metrics & Performance Texas Ratio defined as nonaccrual loans plus other real estate owned and loans 90+ day past due as a percentage of the sum of tangible common equity and loan loss reserves. Nonperforming assets defined as nonaccrual loans, loans 90+ days past due, and real estate owned. NCOs/average loans for Q3 2017 reflects quarterly ratio, not an annualized value. Note: Total loans exclude loans held for sale. NPAs² / Assets Texas Ratio¹ NCOs / Average Loans LLR / Gross Loans

Securities Portfolio Detail Mortgage-backed securities portfolio is principally U.S. government-sponsored entities.

Consistent Deposit Growth Jumbo time deposits defined as time deposits with balances greater than $100,000. Year Over Year +16% CAGR (2012 – Q3 2017): 20% YTD +7%

Low-Cost Core Deposit Base Jumbo time deposits defined as time deposits with balances greater than $100,000. Core deposits defined as total deposits less jumbo time deposits. Total Deposits: $3,663 million MRQ Cost of Interest-bearing Deposits: 0.79% MRQ Cost of Total Deposits: 0.68% Over 83% Non-Time Deposits Over 88% Core² Deposits

PEAPACK-GLADSTONE FINANCIAL CORPORATION

Capital Structure & Pro Forma Ratios


September 30, 2017 Actual Capital Ratios
Pro Forma For Proposed Offering[1]
Holding Company
Bank
8.77%
8.72%
8.75%
8.70%
10.78%
10.76%
13.28%
14.00%
9.65%
10.09%
9.63%
10.06%
11.86%
12.45%
12.92%
13.51%
TCE / TA
Leverage Ratio
Tier 1 Ratio
Total Capital Ratio
TCE / TA
Leverage Ratio
Tier 1 Ratio
Total Capital Ratio

1. Assumes $25 million subordinated debt raise with 84% of net proceeds downstreamed to the Bank, 1.5% placement agent fee, $300,000 in additional expenses and 20% risk-weighting on new assets.

Note: PGC intends to retain a portion of the gross proceeds at the Holding Company to service the subordinated debt for three years and downstream the remaining capital to the Bank; 5.25% interest payments on $25 million equals ~$1.3 million in annual interest payments; three years of interest payments totals ~$3.9 million, or approximately 16% of the $24.3 million net proceeds, leaving 84% to be downstreamed to the Bank. Interest rate of 5.25% is an assumed rate for illustrative purposes only.

23

Interest Coverage Interest rate of 5.25% is an assumed rate for illustrative purposes only. PGC intends to retain a portion of the gross proceeds at the Holding Company to service the subordinated debt for three years and downstream the remaining capital to the Bank; 5.25% interest payments on $25 million equals ~$1.3 million in annual interest payments; three years of interest payments totals ~$3.9 million, or approximately 16% of the $24.3 million net proceeds, leaving 84% to be downstreamed to the Bank. Note: YTD 2017 reflects the nine months ended September 30, 2017.

Appendix Peapack-Gladstone Bank

Other Key Management Team Members Anthony V. Bilotta, Jr. Executive Vice President, Head of Retail Banking 30 years experience; Prior to joining in 2013, he served as SVP and Director of Retail Banking & Corporate Marketing at Oritani Bank, and prior to that, he was EVP, Director of Retail Banking at New York Community Bank (former Penn Federal Savings Bank). He held similar impressive roles at PNC Bank and TD Banknorth, N.A. (former Hudson United Bank). Lisa P. Chalkan Executive Vice President, Chief Credit Officer 29 years experience; Before joining in 2015, she held executive positions as SVP, Head of Commercial Credit Policy, Director of Loan Administration/Commercial Banking, and Manager of Middle Market Underwriting at Capital One N.A., and also held key roles at Fleet Boston Financial/Bank of America and HSBC Bank USA/HSBC Securities, Inc. She is a key contributor to the Board of Trustees of the Union County Economic Development Corporation, serving as Secretary of the Board, and past honoree as a Woman of Influence in Finance by the Women’s Fund of NJ. Vincent A. Spero Executive Vice President, Commercial Private Banking (Real Estate) 25 years experience; Joining June of 2008 as SVP and Senior Commercial Lender, he was appointed EVP and Chief Lending Officer of Peapack-Gladstone Bank in 2009. Prior to joining, he had held senior level positions at both Lakeland Bank and Commerce Bank. Eric H. Waser Executive Vice President, Commercial Private Banking 25 years experience; Before joining in 2015, he served as Managing Director for Citibank’s East Business Banking Division, and prior to that, was the SVP, CFO and COO at Clean Venture, Inc., one of the largest private environmental remediation company’s in the US. He also served as President of Mid Atlantic Corporate Banking, CEO-NJ and Managing Director at Sovereign Bank and EVP at Fleet Boston Financial/Nat West Bank.

Historical Income Statement (As Reported) See non-GAAP reconciliation on page 31 for values, as adjusted.

Historical Balance Sheet

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. Our management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. Non-GAAP Financial Measures Reconciliation

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. Our management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. Prior to 2015, for calculation of Efficiency Ratio, ORE was not excluded from noninterest expenses. Efficiency Ratio calculated by dividing total noninterest expenses, excluding ORE provision, as determined under GAAP, by net interest income and total noninterest income as determined under GAAP, but excluding net gains/(losses) on loans held for sale at lower of cost or fair value and excluding net gains on securities. Non-GAAP Financial Measures Reconciliation (continued)

We believe that these non-GAAP financial measures provide information that is important to investors and that is useful in understanding our financial position, results and ratios. Our management internally assesses our performance based, in part, on these measures. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. The quarter ended December 31, 2015 included $2.5 million of pre-tax charges related to the closure of two branch offices. Efficiency Ratio calculated by dividing total noninterest expenses, excluding ORE provision, as determined under GAAP, by net interest income and total noninterest income as determined under GAAP, but excluding net gains/(losses) on loans held for sale at lower of cost or fair value and excluding net gains on securities. Non-GAAP Financial Measures Reconciliation (continued)

Peapack-Gladstone Financial Corporation 500 Hills Drive, Suite 300 P.O. Box 700 Bedminster, New Jersey 07921 (908) 234-0700 www.pgbank.com Douglas L. Kennedy President & Chief Executive Officer (908) 719-6554 dkennedy@pgbank.com Jeffrey J. Carfora Senior EVP & Chief Financial Officer (908) 719-4308 jcarfora@pgbank.com Contact Information Contacts Corporate Headquarters